375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

September 9, 2009

VIA EDGAR

Mr. H. Christopher Owings
Accounting Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Live Current Media Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filing Date: May 7, 2009
File No. 333-158951
Form 10-K for the Fiscal Year Ended December 31, 2008
Filing Date: March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filing Date: May 15, 2009
File No.: 0-29929

Dear Mr. Owings:

This letter is in response to your letter dated August 13, 2009.  On September 11, 2009 we intend to file Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Amendment”).  This letter will also notify you that the Office of the Chief Accountant has accepted our proposal that we be permitted to include in the Amendment information relating to the restatement of our financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.  Therefore, we do not intend to file Quarterly Reports on Form 10-Q for those quarters.

We have responded to comment number 2 of your letter as follows:

Form 10-K for the Year Ended December 31, 2008

Note 6 – Merger Agreement, page F-17

2.     We read your responses to comments 24 and 25 of your letter dated July 31, 2009.  Please address the following:

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

•	Please explain to us the business purpose of issuing shares on the close of the merger but delaying the distribution of such shares over time.

The primary business purpose of delaying the distribution of the Merger Shares to the Entity Shareholders was to provide a mechanism by which to keep all the Entity Shareholders on equal footing. The terms of the Merger Agreement required that, in order for the Founders of Entity to obtain their post-closing Merger Shares, they had to remain employed with the Company.  The Company required their continued service to the Company as a way for the Founders to contribute value to the Company and in part continue to earn the Merger Consideration. However, there was no similar requirement for the other Entity Shareholders. Therefore, Management determined that all of the Merger Shares would be issued at closing but that the Founders' Shares would be earned based upon continued employment, making those distributions contingent, but the other Entity Shareholders would simply have to wait - there was no contingency or no earning of the Merger Shares on a post-closing basis. In that way, all of the Shareholders would receive their shares at the same time. While it is customary in mergers to place issued shares in an escrow pending future events (milestones, earn-outs, etc.), here no formal escrow was required since the distributions to the Entity Shareholders were not contingent and were certain to occur. The Merger Shares for the Entity Founders, however, were not issued until earned on a post-closing basis, since those issuances were contingent on future events.

Related to the business purpose described above, the delayed distribution provided management with a way to slowly introduce the Merger Shares into the market without a necessity of a lock-up agreement. Management wished to avoid further documentation, negotiation and delays associated with the closing.  Locks-ups (even in registered merger transactions) are often employed in order to avoid large blocks of stock hitting the market all at once and depressing the stock price.  Management determined that by staggering the distributions in lock step with the Founders' employment milestones this same result could be achieved. Moreover, management did not believe that the Entity Shareholders would be amendable to contractual locks-ups, since they were already bearing the risk of the Company remaining compliant for Rule 144 purposes and having no liquidity prior to the expiration of the Rule 144 holding periods. In essence, the hold back functioned exactly as a lock-up agreement would have functioned - all the shares were issued, but the Entity Shareholders could not derive any economic benefit from the ownership until the distribution dates.

Because the stock price of the Merger Shares was fixed at the time of the closing (and would not be adjusted or fluctuate based on future events), management determined that it would be most practical and efficient to issue all of the shares at one time and merely hold back the distributions for the reasons set forth above.  It was also a negotiated term of the Merger Agreement that the shares be issued at Closing, but distributed in future years. Except for the Founders, all of the Merger Shares were fully "earned" by the Entity Shareholders as of the Closing - subject only to the delayed distributions and other restrictions on transfer - as they remain restricted securities of the Company. All of the valuation issues, accounting and disclosure matters were addressed at the time of the closing of the Merger. More, whether issued or reserved for issuance, the Company could not use those capital shares for any other purpose. Therefore, the Merger Shares were issued at Closing, but distributed in future periods.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

•
We are unclear on the methodologies in which you fair value the common shares issued in the transaction.  Clarify for us if you use the average share price of $2.932 or the Black-Scholes model to fair value the 340,000 common shares issued upon closing and the 82,133 common shares issued upon each of the 1st, 2nd and 3rd anniversaries of the closing date.  If you use Black Scholes model to fair value all of your shares, explain to us how you concluded this approach was appropriate use under US GAAP given that you had an active trading market for your common stock around the closing of the transaction.

We used $2.932, which was the average share price on May 22, 2008, the merger closing date, to compute the fair value of the 340,000 common shares that were issued at the closing.  The resulting value of $996,880 was discounted by $137,373 to $859,507 to reflect the illiquidity arising from the 6 month statutory/contractual escrow period imposed on the recipients and the additional functional escrow period of a few days that would be imposed on the recipient, based on the market’s inability to absorb the 340,000 shares (given historical average trading volumes).

The rationale for applying the above-noted discount for illiquidity is consistent with the subsequent guidance provided by the FASB in its Staff Position “FSP FAS 157-3” “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, issued October 10, 2008, sought to clarify existing guidance under SFAS 157 (which states in the Summary preamble, “A fair value measurement for a restricted asset should consider the effect of the restriction if market participants would consider the effect of the restriction in pricing the asset.”)

An excerpt from paragraph 9b of FSP FAS 157-3 states, “In some cases, an entity may determine that observable inputs (Level 2) require significant adjustment based on unobservable data and thus would be considered a Level 3 fair value measurement.  For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices are not current, the observable inputs might not be relevant and could require significant adjustment.  Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks.”  (Emphasis added.)

According to this guidance, nonperformance or liquidity risks that a market participant would take into account in determining the amount it was willing to pay to the holder of the financial asset in an orderly transaction (the exit price), must be taken into account.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

In management’s judgment, the liquidity risks borne by the recipients of the Company’s common shares (based on the unavoidable statutory/contractual and additional functional escrow periods attached to the common stock) clearly qualified as items that the market participant would take into account in making a determination of the fair value of the shares.

Accordingly, as noted above, the illiquidity adjustment was estimated by pairing the illiquid shares with a matching put option to allow the holder to guarantee that the $2.932 price per common share could be realized at the end of the escrow period.  The value of a put option (using the Black-Sholes Option Pricing model) would be required to allow the holder to notionally create a synthetically liquid share at the valuation date.

The two components of each escrow period were:

■	The greater of the statutory escrow period imposed by the federal securities laws and the contractual escrow period imposed by the merger agreement; and

■
The so-called functional escrow period (of a few days) that would be imposed on the recipients as a result of their receipt of common shares that could not immediately be sold in the market, based on the average historical trading volume of the shares in relation to the amount of shares received.  Effectively, a functional escrow period was imposed on the market participant by virtue of the fact that the shares would have to be “metered” into the market over a period of time to avoid depressing the share price.

According to the guidance set out in paragraph 24 of SFAS 157, “An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.”

Based on historic trading volumes of the Company’s publicly traded securities, it was management’s view that these volumes were insufficient to merit viewing the market for the Company’s shares as “active”.  Evidence to support this conclusion came from the following observations:

■	The Company’s publicly traded securities have been subject to daily trading volumes that are not significant relative to the total number of its issued and outstanding shares;

■	On certain days in the year preceding the acquisition of Auctomatic, there were no shares traded at all; and

■
There were relatively significant fluctuations in the bid-ask spread on the Company’s common shares over time, providing some evidence that the market for the Company’s shares was not sufficiently liquid to qualify as an active market.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

As a result of the foregoing, management concluded that this so-called functional escrow period and the statutory/contractual escrow period qualified as elements contributing to “liquidity risks” that a market participant would take into account in arriving at an appropriate exit price for the shares.

•
It appears you are discounting the 340,000 shares issued and distributed upon the closing of the acquisition, and the approximate 246,000 shares which were issued, but to be distributed in three future tranches.  Please confirm if our assumption is correct, and if applicable, quantify for us the discount applied to the 340,000 shares, and explain to us how the discount was calculated.

We confirm that we discounted the value of the 340,000 shares issued at closing and the 246,399 shares issued, but undistributed at closing (to be distributed in three tranches).  As noted above, we discounted the value from $2.932 per share in each case due to the liquidity risk associated with our common stock.

The discount applied to the 340,000 shares issued at closing was approximately $0.404 per share (or approximately 13.8% of $2.932, the average share price on the merger closing date).  This yielded a discount of $137,373 on this issuance of the shares, resulting in an estimated fair value of approximately $2.53 per share.  This discount was calculated using the Black Sholes Option Pricing model using the following assumptions:

▪	Stock price at date of grant:	$2.932;
▪	Exercise price after escrow:	$2.932;
▪	Expected life of the option (years):	0.51 years;
▪	Annual volatility factor:	50.6%;
▪	Dividend Rate per annum:	0.00%; and
▪	US Risk-free rate:	1.95%

•
It appears you had an active trading market for your common stock for some time before and subsequent to the closing of the Auctomatic acquisition.  In this regard, it would not appear appropriate to adjust the quoted market price of your common stock for the market liquidity concerns you reference.  It would appear the 340,000 shares which were issued and distributed on the closing date of the acquisition should be valued based on an undiscounted basis.  Please revise, or advise.

For the reasons set out in our response to your second comment above, management concluded that an active market did not exist for the Company’s shares.  Accordingly, management did not apply a blockage discount to a quoted price in an active market (which is understood to be inappropriate under SFAS 157).  Rather, it determined that the escrow period constituted a “restriction on the sale or use of an asset” that a market participant would consider in pricing the stock.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

The impact of our determination (that the market was not an active market) was immaterial on the fair value calculations.  As a result of our determination that the market was not an active market, the expected life of the option set out in the Black-Scholes assumptions in our response to your third comment increased from the statutory 6 month escrow period (ie. 0.50 years) to 6 months plus 4 days (ie. 0.51 years).

The primary factor that management considered in deciding whether to discount the value of the shares was the statutory/contractual escrow periods imposed by the federal securities laws and/or the merger agreement.  Management determined that the liquidity risks borne by the recipients of the Company’s common shares (due to the possibility that the recipients of the shares of common stock might not realize a sale price of $2.932 after the expiration of the escrow period) qualified as a factor that the market participant would take into consideration into the determination of shares’ exit price (fair value), and a factor that management had to take into account in estimating the shares’ fair value, consistent with FSP FAS 157-3, paragraph 9b.

•
Please quantify the discount applied to the 246,000 shares issued but to be distributed.  Furthermore, provide to us the assumptions used to discount these shares.  Please ensure your analysis is supported by objective and verifiable evidence.

The discount we applied to the 246,399 shares issued but to be distributed was consistent with the discount applied to the 340,000 shares, as discussed in our response to comment number 2 above, and the rationale for the discount is the same.

The discount applied to the $2.932 average share price for the 246,399 shares issued, but undistributed, on closing was calculated for each tranche separately.  Each tranche was 82,133 shares.

82,133 shares due May 22, 2009

The discount was approximately $0.8609 per share (or approximately 29.4% of the average share price).  This yielded a discount of $70,712 on this issuance of the shares, resulting in an estimated fair value of approximately $2.07 per share.  This discount was calculated using the Black Sholes Option Pricing model using the following assumptions:

▪	Stock price at date of grant:	$2.932;
▪	Exercise price after escrow:	$2.932;
▪	Expected life of the option (years):	1.01 years;
▪	Annual volatility factor:	78.7%;
▪	Dividend Rate per annum:	0.00%; and
▪	US Risk-free rate:	2.15%

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

82,133 shares due May 22, 2010

The discount was approximately $1.3669 per share (or approximately 46.6% of the average share price).  This yielded a discount of $112,268 on this issuance of the shares, resulting in an estimated fair value of approximately $1.57 per share.  This discount was calculated using the Black Sholes Option Pricing model using the following assumptions:

▪	Stock price at date of grant:	$2.932;
▪	Exercise price after escrow:	$2.932;
▪	Expected life of the option (years):	2.01 years;
▪	Annual volatility factor:	95.9%;
▪	Dividend Rate per annum:	0.00%; and
▪	US Risk-free rate:	2.56%

82,133 shares due May 22, 2011

The discount was approximately $1.8276 per share (or approximately 62.3% of the average share price).  This yielded a discount of $150,104 on this issuance of shares, resulting in an estimated fair value of approximately $1.10 per share.  This discount was calculated using the Black Sholes Option Pricing model using the following assumptions:

▪	Stock price at date of grant:	$2.932;
▪	Exercise price after escrow:	$2.932;
▪	Expected life of the option (years):	3.01 years;
▪	Annual volatility factor:	117.4%;
▪	Dividend Rate per annum:	0.00%; and
▪	US Risk-free rate:	2.83%

•	Explain to us how you will calculate the fair value of the 413,000 contingent founder shares.

The 413,604 contingent Founder shares will be recorded under FAS 123(R).  We will use the stock price at the date of agreement (May 22, 2008) of $3.00.  The fair value of the total contingent Founder shares is $1,240,812.

The term of the forfeitable shares is 3 years, or 1095 days.  The fair value of the shares will be recognized as stock-based compensation on a pro-rata basis over time, utilizing assumptions regarding changing forfeiture rates as more information has been obtained by the Company.

For the quarter ended June 30, 2008, we used a 0% forfeiture rate.  The 40 days that expired between the date of the merger and the quarter end is used in calculating the pro-rata expense of $45,326 for the period.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

For the quarter ended September 30, 2008, we used a 0% forfeiture rate.  The 92 days in this quarter is used in calculating the pro-rata expense of $104,251 for the period.

For the quarter ended December 31, 2008, we also used 92 days in the quarter to calculate a pro-rata expense of $104,251.  However, we applied a 33% forfeiture rate to the yearly expense as we were aware that one of the Founders was going to terminate his employment.  We expected the other two Founders to remain for the long-term. As a result, the expense for the year ended December 31, 2008 was $253,828 ($45,326 + $104,251 + 104,251) less the 33% forfeiture of $83,763.  Therefore, the total 2008 stock-based compensation expense related to the 413,604 contingent Founder shares is $170,065.

The calculation for the first quarter of 2009 is consistent with these calculations.  We used 90 days in the period and a 33% forfeiture rate to determine a stock-based compensation expense of $68,330 relating to the contingent Founder shares.

At the request of the Office of the Chief Accountant, we are also providing you with the following information relating to certain adjustments that we intend to make to our year-end balances for the fiscal year ended December 31, 2007.  These adjustments will be reflected in the comparative balances as reported in our restated consolidated financial statements for the years ended December 31, 2008 and 2007.  The corrections regarding prior year misstatements are as follows:

i)
We determined that we should have accrued a portion of each special bonus owing to our former President and Chief Operating Officer beginning at his employment date, October 1, 2007.  As a result, we determined that $91,423 should have been accrued and expensed in the year ended December 31, 2007.  We have corrected our results for the year ended December 31, 2007 within our Amendment No. 1 to Form 10-K.

ii)
We determined that the estimated life of our stock options should be revised to 3.375 years.  This resulted in a decrease to our stock based compensation expense of $18,971 during the year ended December 31, 2007.

iii)
We determined that the deferred tax liabilities relating to estimated potential future tax liabilities on future gains on sales of our domain name intangible assets cannot be offset against our deferred tax assets.  As a result, a deferred tax liability should have been recognized for these taxable temporary differences.  Correction of this error resulted in the recognition of a deferred tax liability of $246,759, and $254,984 as at December 31, 2007, and January 1, 2007 respectively, and deferred income tax recoveries of $8,225 in the year ended December 31, 2007.

iv)
The Company discovered an error in its continuity of non-controlling interest in its subsidiaries as at January 1, 2007, resulting in a $100,676 increase to the opening non-controlling interest liability and deficit.  Prior to recognizing the above non-controlling interest liabilities, the non-controlling interest’s share of subsidiary losses in 2007 was limited to the non-controlling interest liability.  As a consequence of the above increases to non-controlling interest liabilities, the non-controlling interest’s share in subsidiary losses was increased by $91,890 in the year ended December 31, 2007.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

v)
The Company discovered an accrual and cutoff error in its recorded accounting fees, resulting in an overaccrual of accounts payable and accounting expense (included in Corporate General and Administrative expenses) of $63,750 in the year ended December 31, 2007.

vi)	The Company discovered an immaterial error in miscellaneous income as at January 1, 2007, resulting in a $35,810 decrease to opening equity at January 1, 2007.

These errors affected opening balances of the fiscal year ended December 31, 2007 and affected the financial position, results of operations and cash flows for the year ended December 31, 2007.  The errors are considered immaterial in the aggregate and therefore the results of the fiscal year ended December 31, 2007 are not being formally restated.  We believe that including the adjustments for such items within Amendment No. 1 to our Form K for the years ended December 31, 2008 and December 31, 2007 will provide the reader with adequate information.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

The following table illustrates the effect of the adjustments by financial statement line item in the Company’s consolidated balance sheets as of December 31, 2007:

As at December 31, 2007	As previously reported	Restatement adjustment	As restated
ASSETS
Current
Cash and cash equivalents	$7,375,245	$-	$7,375,245
Accounts receivable (net of allowance for doubtful accounts of nil)	138,930	-	138,930
Prepaid expenses and deposits	246,174	-	246,174
Total current assets	7,760,349	-	7,760,349

Property & equipment	175,797	-	175,797
Intangible assets	1,645,061	-	1,645,061
Total Assets	$9,581,207	$-	$9,581,207

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,515,429	$(63,750)	$1,451,679
Bonuses payable	241,290	91,423	332,713
Deferred revenue	53,079	-	53,079
Current portion of deferred lease inducements	20,138	-	20,138
Total current liabilities	1,829,936	27,673	2,113,154
			-
Non-controlling interest	-	8,786	8,786
Deferred income tax		246,759	246,759
Deferred lease inducements	75,518	-	75,518
Total Liabilities	1,905,454	283,218	2,188,672

STOCKHOLDERS' EQUITY
Common Stock	12,456	-	12,456
Additional paid-in capital	10,188,975	(18,971)	10,170,004
Accumulated deficit	(2,525,678)	(264,247)	(2,789,925)
Total Stockholders' Equity	7,675,753	(283,218)	7,392,535
Total Liabilities and Stockholders' Equity	$9,581,207	$-	$9,581,207

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

The following table illustrates the effect of the adjustments by financial statement line item in the Company’s consolidated statements of operations as of December 31, 2007:

Year Ended December 31, 2007	As previously reported	Restatement adjustment	As restated

SALES
Health and beauty eCommerce	$8,092,707	$-	$8,092,707
Other eCommerce	485,199	-	485,199
Domain name advertising	449,613	-	449,613
Miscellaneous income	35,810	(35,810)	-
Total Sales	9,063,329	(35,810)	9,027,519

COSTS OF SALES
Health and Beauty eCommerce	6,512,292	-	6,512,292
Other eCommerce	509,181	-	509,181
Total Costs of Sales	7,021,473	-	7,021,473

GROSS PROFIT	2,041,856	(35,810)	2,006,046

EXPENSES
Amortization and depreciation	29,169	-	29,169
Corporate general and administrative	686,921	(63,750)	623,171
ECommerce general and administrative	304,212	-	304,212
Management fees and employee salaries	1,981,051	72,452	2,053,503
ECommerce marketing	817,101	-	817,101
Other expenses	637,730	-	637,730
Total Expenses	4,456,184	8,702	4,464,886

OTHER INCOME (EXPENSES)
Interest and investment income	119,574	-	119,574
Gain on disposal of subsidiary of Frequenttraveler.com Inc.	276,805	-	276,805
Non-controlling interest	-	91,890	91,890
Total Other Income (Expenses)	396,379	91,890	488,269

NET LOSS AND COMPREHENSIVE LOSS BEFORE TAXES	(2,017,949)	47,378	(1,970,571)

TAX EXPENSE
Deferred tax recovery	-	(8,225)	(8,225)

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$2,017,949)	$5,603	$(1,962,346)

BASIC AND DILUTED LOSS PER SHARE	$(0.11)	$0.00	$(0.10)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - BASIC AND DILUTED	19,070,236	-	19,070,236

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

The following table illustrates the effect of the adjustments by financial statement line item in the Company’s consolidated statements of cash flows as of December 31, 2007:

For the year ended December 31, 2007	As previously reported	Restatement adjustment	As restated
OPERATING ACTIVITIES
Net loss for the period	$(2,017,949)	$55,603	$(1,962,346)
Non-cash items included in net loss:
Deferred tax recovery	-	(8,225)	(8,225)
Non-controlling interest	-	(91,890)	(91,890)
Stock-based compensation	428,028	(18,971)	409,057
Amortization and depreciation	24,135	-	24,135
Issuance of common stock for bonuses	59,078	-	59,078
Change in operating assets and liabilities:
Accounts receivable	(117,724)	35,810	(81,914)
Prepaid expenses and deposits	(246,174)	-	(246,174)
Accounts payable and accrued liabilities	523,574	(63,750)	459,824
Bonuses payable	241,290	91,423	332,713
Deferred revenue	53,079	-	53,079
Deferred lease inducements	100,690	-	100,690
Cash flows used in operating activities	(951,973)	-	(951,973)

INVESTING ACTIVITIES
Proceeds from disposal of available for sale securities	261,912	-	261,912
Purchases of property & equipment	(159,934)	-	(159,934)
Cash flows used in (from) investing activities	101,978	-	101,978

FINANCING ACTIVITIES
Proceeds from restricted cash	20,000	-	20,000
Proceeds from sale of common stock (net of share issue costs)	6,099,900	-	6,099,900
Cash flows from financing activities	6,119,900	-	6,119,900

Net increase (decrease) in cash and cash equivalents	5,269,905	-	5,269,905

Cash and cash equivalents, beginning of year	2,105,340	-	2,105,340
Cash and cash equivalents, end of year	$7,375,245	$-	$7,375,245

In making our responses we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
September 9, 2009

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours, LIVECURRENT MEDIA INC.

By:	/s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Financial Officer

cc:   Robert Babula, Andrew Mew, Robert W. Errett, Ellie Bavaria